Ensco plc 6 Chesterfield Gardens London, England WIJ 5BQ www.enscoplc.com

August 8, 2017

Via EDGAR and FedEx

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attn: H. Roger Schwall

Office of Natural Resources

Division of Corporate Finance

Re:                             Ensco plc

Amendment No. 1 to Registration Statement on Form S-4

Filed July 20, 2017

File No. 333-218808

This letter sets forth the responses of Ensco plc (“Ensco” or “we”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 2, 2017 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-218808) filed by Ensco on July 20, 2017 (the “Registration Statement”).  Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.  Capitalized terms used but not defined in this letter have the meanings set forth in Amendment No. 2.

Staff Comments

Registration Statement on Form S-4

General

1.              We note your response to prior comment 7 and reissue the comment in part. You state in your response that operating assumptions beyond a period of six years are not meaningful and you do not develop discrete operating assumptions beyond six years; rather, you carry forward your 2022 operating assumptions for all remaining operating years. However, it appears that you provided, and Morgan Stanley considered, “useful life” projections for the remaining useful life of the Ensco and Atwood fleets in conducting its analyses. Accordingly, please disclose the financial forecasts of Ensco management for Ensco and Atwood through the remaining useful life of the Ensco and Atwood fleets. Please also disclose the material assumptions underlying these financial forecasts, such as the operating assumptions.

Response:  We acknowledge the Staff’s comment.  Further to our discussions with the Staff on August 7, 2017, we have revised the Registration Statement to include financial forecast information (a) with respect to Ensco, for each fiscal year during the period from 2017 through 2022 and the fiscal years from 2023 through 2050 in the aggregate and (b) with respect to Atwood, for the nine months ending 2017, each fiscal year during the period from 2018 through 2022 and the fiscal years from 2023 through 2055 in the aggregate.  We have also revised the Registration Statement to disclose the material assumptions of Ensco management underlying such forecasts.  Please see pages 83-85 of Amendment No. 2.

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Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Jonathan H. Baksht
Jonathan H. Baksht
Senior Vice President and Chief Financial Officer

Cc:                             Michael T. McGuinty, Senior Vice President, General Counsel and Secretary, Ensco plc

Sean T. Wheeler, Latham & Watkins LLP

Debbie P. Yee, Latham & Watkins LLP

Mark Smith, Senior Vice President and Chief Financial Officer, Atwood Oceanics, Inc.

Drew Baker, Senior Vice President, General Counsel and Corporate Secretary

Tull R. Florey, Gibson, Dunn & Crutcher LLP